Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 3 to Registration Statement (Form S-3 No. 333-263226) and related Prospectus of Amneal Pharmaceuticals, Inc. for the registration of its Class A common stock, preferred stock, and debt securities and to the incorporation by reference therein of our reports dated March 3, 2023, with respect to the consolidated financial statements of Amneal Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Amneal Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

November 8, 2023